Arnold Golub
Vice President
Deputy General Counsel

August 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 12, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Thunder Bridge Capital Partners V, Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

Class A ordinary shares

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

